Astronics Corporation

130 Commerce Way

East Auroras, New York 14052

(716) 805-1599

September 9, 2011

Mr. Justin Dobbie

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astronics Corporation

Registration Statement on Form S-3

Filed August 9, 2011

File No. 333-176160

Dear Mr. Dobbie:

By this letter, Astronics Corporation (the “Company”), is responding to your letter dated September 1, 2011, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Registration Statement on Form S-3 filed on August 9, 2011, by the Company (the “Registration Statement”). For your convenience we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below. Concurrently with the submission of this response letter, the Company is filing an amendment to the Registration Statement on Form S-3/A reflecting the changes requested by the Staff’s Comments (the “Amendment”).

General

1. Please have each co-registrant guarantor separately file the registration statement, each using there respective EDGAR access code.

As discussed in prior telephonic communications with the staff of the Commission, the Amendment will be filed by the Company and each of the co-registrant guarantors, using their respective EDGAR access codes.

2. The legality opinion should opine that the guarantees are binding obligations of the guarantors. In doing so, the opinion must also cover the laws of the states of incorporation of all guarantors with respect to due authorization and corporate authority. We note in the Table of Registrant Guarantors that one guarantor is incorporated in the state of Washington and another is incorporated in the state of Florida. We also note the jurisdictional limitation in the first and second sentences of paragraph A on page four. Please file a revised legality opinion or additional legality opinions that opine that the guarantees are binding obligations of the guarantors and that cover the laws of the states of incorporation of each guarantor.

The legality opinion as filed as Exhibit 5.1 to the Amendment has been revised to (i) add an additional opinion to the effect that the guarantees, when issued, will be binding obligations of the guarantors and (ii) eliminate the jurisdictional limitations of the opinions by deleting former paragraph A on page four.

3. Please delete the last two sentences of paragraph A on page four, as this limits the opinion to a date prior to effectiveness. In the alternative, please confirm to us that you will refile the opinion on the date of effectiveness.

As stated in the response to comment 2. above, all of paragraph A on page four has been deleted from the revised opinion filed as Exhibit 5.1 to the Amendment.

4. Please confirm to us that you will file a “clean” legal opinion with every takedown.

The Company confirms that it will file a “clean” legal opinion with each takedown of securities from this registration statement.

Please contact the undersigned with any further questions or comments by telephone (716) 655-0800, ext. 159 or email (david.burney@astronics.com).

Yours truly,

Astronics Corporation

By:	/s/ David C. Burney
David C. Burney
Vice President and Chief Financial Officer,
(Principal Financial Officer)

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